Exhibit (a)(3)

Citizens First Corporation

Frequently Asked Questions Regarding Tender Offer

1. What is the tender offer?  Porter Bancorp, Inc., a Louisville, Kentucky based company, is seeking to purchase all of Citizens First’s outstanding common stock for $9.00 per share.  The offer was NOT solicited by Citizens First, is inadequate and is subject to a number of unacceptable conditions.

2. Is the Company in favor of the offer?  No.  After consultation with our financial and other advisors, the board of directors of Citizens First has unanimously determined that the offer is inadequate and not in the best interests of stockholders.  Citizens First’s board of directors recommends that its stockholders not tender their shares to Porter.

3. Must I respond to the tender offer?  No.  Stockholders do NOT need to take any action to reject Porter’s tender offer.  You can put the tender offer materials in the recycling bin. You do not need to fill out their letter of transmittal or election form or mail it back to them.

4. Why has the Citizens First board of directors recommended that its stockholders reject the tender offer?

The price offered by Porter is not adequate or fair to our stockholders based on a thorough review by our independent financial advisors, Chartwell Capital, Ltd. and Commerce Street Capital, LLC.

•                                          The tender offer is financially inadequate.

•                                          The tender offer does not properly reflect Citizens First’s business, financial condition, current business strategy and future prospects.

•                                          Our board of directors has concerns about the value of Porter’s stock to the extent a stockholder tenders and elects this form of consideration.

•                                          The tender offer is taxable, whether you elect to receive Porter stock or cash.

Citizens First is a well capitalized banking organization.  Now is not the appropriate time for a well capitalized institution such as Citizens First to pursue a sale transaction.

5. Can I change my mind after I have tendered my Citizens First shares or submitted instructions to my broker to tender my shares?  Yes.  You may withdraw your shares now.  You cannot withdraw your shares once certain conditions are satisfied, Porter receives regulatory approval to acquire the shares and then accepts them for exchange.

6. Has Citizens First’s board discussed the offer with Porter Bancorp?  No. Although Porter expressed interest in discussing a possible transaction, Porter’s offer was not presented to Citizens First’s board of directors in advance of Porter’s public announcement of the offer.  The board recently concluded an extensive strategic evaluation and announced a long-term strategic plan.  The board believes that the best approach to enhance long-term value for our stockholders is to pursue its recently announced strategy.

Security holders are urged to read the Solicitation/Recommendation Statement of Citizens First on Schedule 14D-9 because it contains important information. Security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Citizens First files with the SEC in connection with the exchange offer at the SEC’s Web site at www.sec.gov and Citizens First’s Web site at www.citizensfirstbank.com. In addition, the Solicitation/ Recommendation Statement on Schedule 14D-9 and other documents filed by Citizens First with the SEC in connection with the tender offer may be obtained from Citizens First free of charge by directing a request to Citizens First Corporation, Attn: M. Todd Kanipe, 1065 Ashley Street, Bowling Green, KY 42103.